
EXHIBIT 12

                  MINNESOTA MINING AND MANUFACTURING COMPANY
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)
                                1999      1998      1997      1996      1995
EARNINGS
Income from continuing operations
  before income taxes,
  minority interest and
  extraordinary  loss*        $2,880    $1,952    $3,440    $2,479    $2,168

Add:

Interest on debt                 109       139        94        79       102

Interest component of the ESOP
  benefit expense                 21        29        32        34        37

Portion of rent under operating
  leases representative of
  the interest component          37        41        41        46        51

Less:

Equity in undistributed income
  of 20-50 percent owned
  companies                        4         4         3         -         1

TOTAL EARNINGS AVAILABLE
FOR  FIXED  CHARGES           $3,043    $2,157    $3,604    $2,638    $2,357

FIXED CHARGES

Interest on debt                 109       139        94        79       102

Interest component of the ESOP
  benefit expense                 21        29        32        34        37

Portion of rent under operating
  leases representative of
  the interest component          37        41        41        46        51

TOTAL FIXED CHARGES           $  167    $  209    $  167    $  159    $  190

RATIO OF EARNINGS
TO FIXED CHARGES               18.22     10.32     21.58     16.59     12.41

<F1>
* 1999 includes a non-recurring net gain of $100 million relating to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced the 1998 restructuring charge. 1998 includes a pre-tax restructuring charge of $493 million. 1997 includes a pre-tax gain on the sale of National Advertising Company of $803 million. 1995 includes a pre-tax restructuring charge of $79 million.

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